August 16, 2010
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
Telecopier Number: (703) 813-6984

Re:	First Industrial Realty Trust, Inc.
Form 10-K for the year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed April 2, 2010
File No. 1-13102
Dear Messrs. Dang and Efron:
     We are writing to respond to the comments of the Staff contained in a letter, dated July 14, 2010, relating to the above-referenced filings of First Industrial Realty Trust, Inc. (the “Company”). Set forth below are the comments (in italics) as set forth in the Staff’s letter and immediately below each comment is the response of the Company. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the above-referenced filings.
Form 10-K for the fiscal year ended December 31, 2009
Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 30
1.	We note that you have recorded impairment charges on your real estate properties of $6.9 million and $9.2 million for the fiscal year ended December 31, 2009 and the first quarter ended March 31, 2010, respectively. Please disclose how the severe recession has impacted your impairment analysis and the related assumptions used in determining future cash flows from your properties. In your response, please address the notion that more than 50% of your gross leasable area is scheduled to come-off lease during the next three fiscal years in a period when the current economic environment makes it more challenging to lease to potential tenants and the trend in occupancy rates has been to the downside. Additionally, help us to understand why you recorded the impairment charge of $9.2 million during the first quarter of 2010 on the Grand Rapids Property and why impairment charges were not taken in an earlier period. Within your response, please provide to us any proposed disclosures to be included in future filings.

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

As disclosed in the critical accounting policies within the MD&A and in footnote 4 to the Company’s consolidated financial statements included within the Form 10-K, the Company conducts a review of its real estate assets in accordance with ASC 360 Property, Plant, and Equipment, which indicates that real estate values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. The Company conducts this review on a quarterly basis. For properties experiencing events or changes in circumstances that indicate the carrying value of a property may not be fully recoverable, we compare the estimated undiscounted cash flows against the carrying value. For properties held and used in which the estimated undiscounted cash flows are less than the carrying value, an impairment charge is recognized based on the difference between fair value and carrying value. For properties held for sale, the fair value of the property less costs to sell is compared to the property’s carrying value to determine if an impairment charge is required.
Assumptions included in the undiscounted cash flows include re-leasing and renewal probabilities of future lease expirations, vacancy factors, rental growth rates, capital expenditures, holding periods and ultimate residual value. For properties we analyze for impairment that have leases rolling in the next three years, the renewal and leasing rate assumptions are based on specific feedback from the regional offices responsible for leasing the properties. Since the severe recession, we have been using longer lease up times, lower rental rates and higher capitalization rates to value the property in our cash flow projections compared to those used prior to the recession.
The impairment charge taken on the Grand Rapids property was a result of a purchase option to be included in a renewing tenant’s lease the Company approved during the quarter ended March 31, 2010. Since the purchase option is exercisable within five years of the commencement of the lease, the holding period used for our undiscounted cash flows was less than what would normally be used for a property that is held and used. Using the shorter holding period, the total estimated undiscounted cash flows was less than our carrying value at March 31, 2010. As such, the Company calculated the fair market value of the property and recorded an impairment charge equal to the excess of the carrying value over fair market value, which was $9.2 million.

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

Liquidity and Capital Resources, page 40
2.	We note that your credit ratings have been downgraded since 2008. Please tell us why management did not consider this a material trend or uncertainty that should be discussed in the MD&A section. In addition, please tell us what consideration you gave to discussing the downgrade in your risk factors section.
As noted by the Staff, our credit ratings have been downgraded since 2008. However, management does not consider the downgrades, themselves, to constitute a material trend or uncertainty to be discussed in the MD&A section. Rather, a credit rating represents a third party’s analysis of a company’s ability to repay existing or newly-issued indebtedness, and incorporates the rating agency’s evaluation of certain financial factors, including the status of a company’s liquidity and capital resources. As such, although credit ratings are likely impacted by the material trends and uncertainties disclosed by the Company in its MD&A section, management does not believe that third party distillations and analyses of these trends and uncertainties, or any modifications to such analyses, themselves represent independent trends or uncertainties. The Company believes that it has provided adequate disclosure of material trends and uncertainties, including those that may underlie the rating agency determinations, in its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q.
The Company acknowledges that its cost of borrowing may increase, and its access to the financial markets may be limited, by credit rating downgrades, and has provided disclosure to this effect in its MD&A, both in its discussion of liquidity and capital resources (page 41) and in the introductory portion (page 28). The Company also provides its current credit ratings (page 41). Further emphasis on the credit ratings could improperly deemphasize other factors that may affect the Company’s future costs of capital, which are also discussed in the MD&A, as well as capital resource alternatives available to, and utilized in the past 12 months by, the Company such as mortgage financing and sales of equity securities.
The Company identifies its credit agency ratings as a factor that could have a material adverse effect on the Company’s operations and future prospects in its cautionary note regarding forward-looking statements (page 3). The Company also considered including a risk factor regarding its credit ratings, but management did not believe that such a risk factor was necessary in the absence of the sale of a rating-sensitive security.
However, in response to the Staff’s comment, and in light of recent downgrades by Fitch Ratings and Standard & Poor’s of certain of the Company’s credit ratings, and recent risk factor

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

disclosure provided by certain of the Company’s peers, management has determined that it is now appropriate to include a reference to credit ratings in its risk factors. As such, the Company included in Item 1A to its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 the following risk factor:
“Adverse changes in our credit ratings could negatively affect our liquidity and business operations.
The credit ratings of the Operating Partnership’s senior unsecured debt and the Company’s preferred stock are based on the Company’s operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analyses. Our credit ratings can affect the availability, terms and pricing of any indebtedness that we may incur going forward. There can be no assurance that we will be able to maintain any credit rating, and in the event any credit rating is downgraded, we could incur higher borrowing costs or be unable to access certain financial markets at all.”
3.	We note that you are subject to “certain” financial covenants and that you are in compliance with such covenants. Please tell us if you are operating close to the limitations imposed by any covenants. If so, identify such covenants and tell us of any material actions taken to achieve compliance, including, but not limited to, sales of properties.
Financial covenants, actions taken by us to achieve compliance and material options available to us to achieve future compliance are reflected in our discussion of current business risks and uncertainties in the MD&A (pages 28-30). In this section, we identify as financial covenants that we are monitoring fixed charge coverage ratios and total indebtedness, total unsecured indebtedness and total secured indebtedness limitations. Identified actions taken or that may be taken in light of those covenants include:
•	common stock dividend suspension;

•	preferred stock dividend suspension;

•	mortgage financing;

•	stock sales;

•	property sales; and

•	debt pay downs.
We have updated and elaborated on this disclosure in the current business risks and uncertainties discussion in the MD&A in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010. There we note: “we

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

expect to exceed the minimum amounts permitted under the unsecured leverage and fixed charge coverage covenants set forth in our Unsecured Line of Credit by only a thin margin.” We intend to continue to include comparable disclosure in future filings, to the extent appropriate.
Finally, in recognition of the thin margin by which the Company has been in compliance with its unsecured leverage and fixed charge coverage covenants, the Company included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, the risk factor set forth below, supplementing the comparable risk factor included in the Annual Report on Form 10-K with additional (underscored) disclosure. The Company intends to include this additional language in its risk factors in future filings, to the extent appropriate.
“Failure to comply with covenants in our debt agreements could adversely affect our financial condition
The terms of our agreements governing our Unsecured Line of Credit and other indebtedness require that we comply with a number of financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. Complying with such covenants may limit our operational flexibility. Moreover, our failure to comply with these covenants could cause a default under the applicable debt agreement even if we have satisfied our payment obligations. Consistent with our prior practice, we will, in the future, continue to interpret and certify our performance under these covenants in a good faith manner that we deem reasonable and appropriate. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by the lenders under our Unsecured Line of Credit or the trustee with respect to the senior debt securities in a manner that could impose and cause us to incur material costs. We anticipate that we will be able to operate in compliance with our financial covenants, including our unsecured leverage and fixed charge covenants, for the remainder of 2010. However, we expect to exceed the minimum amounts permitted under the unsecured leverage and fixed charge coverage covenants set forth in our Unsecured Line of Credit by only a thin margin. Our ability to meet our financial covenants may be adversely affected if economic and credit market conditions limit our ability to reduce our debt levels consistent with, or result in net operating income below, our current expectations. Under our Unsecured Line of Credit, an event of default can also occur if the lenders, in their good faith judgment, determine that any material adverse change has occurred which could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreement.

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

Upon the occurrence of an event of default, we would be subject to higher finance costs and fees, and the lenders under our Unsecured Line of Credit will not be required to lend any additional amounts to us. In addition, our outstanding senior debt securities as well as all outstanding borrowings under the Unsecured Line of Credit, together with accrued and unpaid interest and fees, could be accelerated and declared to be immediately due and payable. Furthermore, our Unsecured Line of Credit and senior debt securities contain certain cross-default provisions, which are triggered in the event that our other material indebtedness is in default. These cross-default provisions may require us to repay or restructure the Unsecured Line of Credit and the senior debt securities or other debt that is in default, which could adversely affect our financial condition, results of operations, cash flow and ability to pay dividends on, and the market price of, our stock. If repayment of any of our borrowings is accelerated, we cannot provide assurance that we will have sufficient assets to repay such indebtedness or that we would be able to borrow sufficient funds to refinance such indebtedness. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.”
Form 10-Q for the period ended March 31, 2010
Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page 9
4.	Please provide to us your analysis under ASC 810 that supports management’s conclusion that adoption of the new guidance did not impact your financial statements. Within your response please ensure that you address the effect the various fees you receive from the Joint Ventures have on the analysis.
The Company performed an analysis of all of its arrangements that the Company i) holds an economic interest, voting right or similar rights in the entity, or obligations to that entity; ii) has issued a guarantee with respect to that entity; iii) transferred assets to the entity; iv) manages the assets of the entity; and/or v) leases assets from the entity or provides it with financing to determine whether the arrangements would qualify as variable-interest entities (“VIEs”) and the appropriate accounting for such arrangements (i.e. consolidation, equity method of accounting). The Company identified four joint venture entities which were VIEs. Three of the four joint ventures, collectively referred to as the “Three Joint Ventures,” have partnership and management agreements with the same joint

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

venture partner and purposes that are nearly identical. The Three Joint Ventures were formed as limited liability companies with the sole purpose to invest in, own, develop, redevelop and hold for long term capital appreciation in industrial real estate. Since the main objective for each of the Three Joint Ventures is to buy and develop real estate assets, each would require significant contributions from its partners to sustain itself for the initial years of the venture. Accordingly, it was determined that the equity investment at risk was not sufficient to finance their respective activities without additional financial support. The fourth joint venture (the “Fourth Joint Venture”) was formed to invest in, own, operate and hold for long term capital appreciation interests in certain single tenant, net leased properties, with a majority of the business activities to be financed by third-party debt. At inception of this venture it was determined that the entity was not a VIE; however, subsequently it was determined that the entity was a VIE because during 2009 certain third party mortgage lenders were granted the ability to make substantive decisions.
For the joint venture entities considered VIEs, the Company performed an assessment of which partner would be considered the primary beneficiary. This assessment is based upon which partner (a) had the power to direct matters that most significantly impact the activities of the VIEs, and (b) had the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIE based upon the terms of their respective partnership and management agreements.
Primary Beneficiary Review — the Three Joint Ventures
The Company reviewed the governing agreements for the Three Joint Ventures to determine the powers given to the respective parties to the agreements. The following documents were reviewed in detail for each joint venture:
o	Operating Agreement

o	Development Agreement

o	Management Agreement

o	Leasing Agreement

o	Credit Agreements
Based on the review it was determined that the following power/decision rights over activities which significantly impact the economic performance of the Three Joint Ventures are equally shared by the Company and our partner:
•	Acquiring projects;

•	Selling, assigning or transferring projects;

•	Initiating member capital calls;

•	Approving operating budgets, development plans and leasing plans;

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

•	Approving material variances from approved budgets or plans, including changes in development scope and lease negotiations;

•	Executing new financing and modifications to existing financing;

•	Engaging alternate service providers, including project contractors associated with development plans;

•	Revising any existing asset or property development, management or leasing agreement or any service agreement;

•	Approving or rejecting proposed tax elections or settlements;

•	Withdrawing the Company from its role as manager;

•	Transferring of Member interest in the entity;

•	Final dissolution of the entity.
However, it was determined that our partner in the Three Joint Ventures has the power/decision right associated with securing all of the entity’s third party debt. At our partner’s sole discretion, its portion of capital contributions serves as collateral for the financing. Failure by our partner to so collateralize would preclude the Three Joint Ventures from obtaining financing because even in a normalized market, the Three Joint Ventures would not be able to secure conventional financing without this collateral, making this a key power over which only our partner presides.
Primary Beneficiary Review — the Fourth Joint Venture
The Company carried out a similar review related to the Fourth Joint Venture. The following documents were reviewed in detail:
o	Amended and Restated Master Agreement

o	Amended and Restated Operating Agreement

o	Management Agreement

o	Mortgage Agreements
Based on the review it was determined that the following power/decision rights over activities which significantly impact the economic performance of the Fourth Joint Venture are equally shared by the Company and our partner:
•	Acquiring projects;

•	Executing new financing and modifications to existing financing;

•	Selling, assigning or transferring projects;

•	Amending or revising the existing agreements;

•	Approving or rejecting proposed tax elections or settlements;

•	Withdrawing the Company from its role as manager;

•	Initiating member capital calls;

•	Approving operating budgets for the majority of the buildings;

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

•	Approving leasing plans for the majority of the buildings;

•	Approving development plans;

•	Transferring of Member interest in the entity.
However, based on the review it was determined that the following key power/decision rights are held solely by our partner in the Fourth Joint Venture:
•	Majority of members of Board;

•	Approving material variances from approved budgets or plans on a majority of the properties;

•	Approving material changes in lease provisions; and

•	Approval of any agreement or investment which would cause the venture to earn interest income.
Additionally, based on our review of the Fourth Joint Venture’s mortgage agreements the following key power/decision rights are granted to the mortgage lenders for some of the properties:
•	Approving leases or amendments to existing leases;

•	Approval of operating budgets; and

•	Approval of expenditures not already included in an approved budget.
Based on the detailed analysis the Company performed, the Company concluded that it did not hold the power to direct the activities that most significantly impact economic performance for any of the Three Joint Ventures or the Fourth Joint Venture. ASC 810 dictates that the primary beneficiary must have both of the characteristics (a) and (b) above. As the Company concluded that it did not meet characteristic (a) for either the Three Joint Ventures or the Fourth Joint Venture, the Company was and is not the primary beneficiary of any of its joint ventures. Accordingly, the Company continued to account for the joint ventures under the equity method of accounting. Additionally, since the Company was able to conclude that it did not meet characteristic (a), it did not analyze the fees it earns related to the joint ventures, which would have been analyzed under characteristic (b).

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

DEFINITIVE PROXY STATEMENT
Annual Incentive Bonuses, page 15
5.	We note that the named executive officers are awarded incentive compensation based on the achievement of FFO targets set by either existing employment agreements or company policy. Please tell us the different levels of FFO used to determine achievements meriting incentive compensation. Additionally, compare the actual FFO achieved with the target levels, As applicable, please provide similar disclosure in future filings so that investors can fully understand your incentive compensation arrangements.
As indicated in the discussion of the annual incentive bonuses in the Company’s Compensation Discussion and Analysis (the “CD&A”), achievement by the Company above a minimum FFO threshold for 2009 qualified each executive officer covered by the 2009 Executive Officer Bonus Plan to receive up to 125% of his stated target maximum cash and equity bonus opportunity, depending on the level of FFO achieved (the “FFO Percentage”). In response to the Staff’s comment, set forth below are the various potential FFO Percentages, and the level of FFO required to be achieved to qualify for each FFO Percentage.

FFO Percentage

	0%	25%	50%	75%	100%	125%
FFO/share	$1.28	$1.37	$1.46	$1.55	$1.65	$1.74
The Company achieved FFO of $2.08 for the year ended December 31, 2009, thereby justifying an FFO Percentage of 125%. However, as disclosed in the Company’s CD&A, in order to conserve cash and to give consideration to the Company’s overall performance in 2009 and the current economic environment, the Company’s Chief Executive Officer recommended to the Compensation Committee that it apply a revised FFO Percentage in awarding bonuses. Based upon the Chief Executive Officer’s recommendation, the Compensation Committee exercised its discretion and established a bonus pool to be distributed among the members of Senior Management representing the aggregate cash and equity bonuses that would have been justified under the 2009 Executive Officer Bonus Plan had an FFO Percentage of 60.5% been applied.
The exercise of the Compensation Committee’s discretion decoupled the cash and equity bonuses actually received by the members of Senior Management from the level of FFO achieved by the Company. As a result, management did not believe that the levels of FFO required to be achieved in order to justify the various FFO Percentages was material to investors and determined that disclosure of such target levels was neither required nor appropriate. Management intends to

Securities and Exchange Commission
Attention:  Duc Dang, Staff Attorney
                  Howard Efron, Staff Accountant
August 16, 2010

disclose in future filings, to the extent material, the levels of FFO (or comparable performance metrics) required to be achieved in order to justify specified bonus opportunities.
     In connection with responding to the above comments, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about any of the Company’s responses to your comments or require further explanation, please do not hesitate to telephone me at (312) 344-4380.

Very truly yours,
/s/ Scott Musil
Scott Musil

Enclosures

cc:	Bruce W. Duncan
John H. Clayton
William E. Turner II